Yukon-Nevada Gold Corp. Reports Revised Resources at Jerritt Canyon, Nevada

Vancouver, BC – January 6, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) announces a revised mineral resource estimate for its wholly-owned Jerritt Canyon operating gold mine in Elko County, Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Jerritt Canyon’s measured and indicated mineral resource has increased by 428.8 koz of gold, representing a 21% increase over year-end 2007 levels. The updated mineral resource estimate incorporates a new 3-D geological model which includes additional drill hole results from January 1, 2008, to January 1, 2011.

The new mineral resource now comprises a measured resource of 1.07 million ounces, an indicated resource of 1.32 million ounces, and an inferred resource of 0.75 million ounces. This new model significantly increases the potential of the property and gives the Jerritt Canyon Geology team additional areas to explore and develop. The updated mineral resources completed to date include the primary work areas: Smith, SSX-Steer, Saval, West Mahala and Starvation Canyon.

The tables below summarize the updated mineral resources and are separated by open pit and underground, and by measured, indicated and inferred categories.

Table 1. Jerritt Canyon Measured and Indicated Mineral Resources, Including Reserves: January 1, 2011

	Measured			Indicated			Measured and Indicated
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Underground
Smith	1,979.9	0.237	469.2	2,062.4	0.233	480.8	4,042.1	0.235	950.0
SSX-Steer	2,352.5	0.227	532.9	1,569.8	0.221	347.2	3,922.3	0.224	880.1
Saval	86.2	0.250	21.5	344.9	0.223	76.9	431.1	0.228	98.4
Starvation	5.5	0.365	2.0	496.9	0.284	141.1	502.4	0.285	143.1
Subtotal	4,423.9	0.232	1,025.6	4,474.0	0.234	1,046.0	8,897.9	0.233	2,071.6

Open Pit
Wright Window	-	-	-	100.4	0.131	13.1	100.4	0.131	13.1
Subtotal	-	-	-	100.4	0.131	13.1	100.4	0.131	13.1

Pit Resources
Burns Basin Pit (7)	-	-	-	29.7	0.134	4.0	29.7	0.134	4.0

California Mtn. Pit (NEXT)	-	-	-	8.0	0.115	0.9	8.0	0.115	0.9
Coyote Zone 10 Pit	-	-	-	-	-	-	-	-	-
Mill Creek Pit	-	-	-	78.4	0.124	9.7	78.4	0.124	9.7
Pie Creek Pit	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9
Road Canyon Pit	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2
Subtotal	-	-	-	454.9	0.144	65.7	454.9	0.144	65.7

Underground Resources
Burns Basin	-	-	-	25.1	0.194	4.8	25.1	0.194	4.8
California Mtn.	-	-	-	32.1	0.377	12.1	32.1	0.377	12.1
Coyote Zone 10	-	-	-	33.3	0.208	6.9	33.3	0.208	6.9
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9
Murray	125.6	0.377	47.4	10.1	0.302	3.0	135.7	0.372	50.4
Murray Zone 9	-	-	-	210.9	0.277	58.5	210.9	0.277	58.5
West Mahala	0.4	0.199	0.1	212.1	0.188	39.9	212.5	0.188	40.0
Sub Total	126.0	0.377	47.5	528.0	0.239	126.1	654.0	0.265	173.6

Stockpiles	-	-	-	902.2	0.073	65.8	902.2	0.073	65.8

Total All Sources	4,549.9	0.236	1,073.1	6,459.5	0.204	1,316.8	11,009.4	0.217	2,389.9

Notes:

(1)

The January 1, 2011 underground mineral resources (in bold) are presented using a 0.125 opt Au cutoff grade and the Wright Window open pit resource used a 0.042 opt Au cutoff grade; a US$1,150/oz gold price was used for all revised resources; the January 1, 2011 underground resources were only tabulated if they were within 750 feet of existing or designed workings and contained more than 1000 tons; whereas the reviewed December 31, 2007 underground mineral resources from SRK (2008) used a 0.150 opt Au cutoff grade for undeveloped resources and a 0.125 opt Au cutoff grade for more mature underground resources;

(2)

the SRK 2008 open pit resources were verified and/or modified as part of this study and were calculated using variable cutoff grades from 0.068 opt to 0.086 opt Au at lower gold prices ($450 to $550 per oz);

(3)	The Wright Window resource was revised using the Year-End 2008 block model and the January 1, 2011 classification system;
(4)	Coyote Zone 10 OP and UG, Burns Basin UG, and Murray UG resources were revised for this study;
(5)	The January 1, 2011 stockpile resource is classified as indicated and reconciled to that published in the Year-End 2007 NI 43-101 report;
(6)	Mineral resources that are not mineral reserves do not have demonstrated economic viability;
(7)

Further drilling and modeling of the Burns Basin open pit resource have resulted in a reduction in the Measured and Indicated Resources set out in the Company’s September 21, 2011 press release. As a result of the latest drilling campaign encountering non- documented backfill, the Measured Resource decreased from 170.2 ktons averaging 0.163 opt Au containing 27.8 koz Au to 53.2 ktons averaging 0.086 opt Au containing 4.6 koz; and the Indicated Resource decreased from 2,062.4 ktons averaging 0.104 opt Au containing 213.5 koz Au, to 665.9 ktons averaging 0.081 opt Au containing 54.0 koz;

(8)	OP = open pit; UG = underground.

Table 2. Jerritt Canyon Inferred Mineral Resources: January 1, 2011

	Inferred
Deposit / Mine	K tons	oz/st	K oz
Underground
Smith	971.8	0.197	191.8
SSX-Steer	344.7	0.191	65.9
Saval	78.5	0.185	14.5
Starvation	256.3	0.276	70.7
Subtotal	1,651.3	0.208	342.9
Open Pit
Wright Window	84.6	0.083	7.0
Subtotal	84.6	0.083	7.0
Pit Resources
Burns Basin Pit	-	-	-
California Mtn. Pit	-	-	-
Coyote Zone 10 Pit	14.4	0.109	1.6
Pie Creek Pit	28.3	0.142	4.0
Road Canyon Pit	74.3	0.131	9.7
Mill Creek	-	-	-
Subtotal	117.0	0.131	15.3
Underground Resources
Burns Basin	6.9	0.176	1.2
California Mtn.	9.4	0.330	3.1
Coyote Zone 10	1.6	0.171	0.3
MCE	7.8	0.189	1.5
Murray	-	-	-
Murray Zone 9	61.6	0.209	12.9
West Mahala	1,932.4	0.190	367.1
Subtotal	2,019.7	0.191	386.1
Stockpiles	-	-	-
Total All Sources	3,872.6	0.194	751.3

Notes: Similar resource tabulation methodologies described for Table 1 above apply to the resources in Table 2.

The January 1, 2011 Resources compared to the previous December 31, 2007 Resource Statement by SRK (2008) shows the following:

  The Measured resources have increased by 73% (on a tonnage basis) or by 1,923.9 kt and 367.0 koz;

  The Indicated resources have increased by 16% (on a tonnage basis) or by 888.6 kt and 61.8 koz;

  The Inferred resources have increased by 67% (on a tonnage basis) or by 1,552.9 kt and 230.9 koz;

  The indicated Jerritt stockpile resource (remote + mill) has increased by 10.3% (on a tonnage basis) or by 83.9 kt and 17.8 koz based on additional stockpile materials being discovered and/or mined in 2010 (including 2010 mining depletion) and due to a lower economic cutoff grade when calculated using a Au price of $1,150 per ounce; and

  The measured Jerritt stockpile (remote + mill) has decreased 100% to 0 kt as a result of reclassification of the stockpile ores as all indicated, and because of mining from 2008 to 2010.

The aforementioned Jerritt Canyon resources are slightly lower than those stated in YNG’s May 3, 2011 press release and the June 28, 2011 Jerritt Canyon NI 43-101 report. The reasons for the slightly lower resource listed in this press release are: a more consistent methodology to identify potentially economic underground resources (located within 750 feet of a design or as-built underground working and greater than 1000 tons; and a more critical review of the other underground and open pit resources included in the previous SRK Consulting 2008 Technical Report that were originally not updated with new models. Some underground resources such as Winters Creek and Waterpipe II were excluded from this revised resource statement since the present authors did not verify the old models.

The 2011 Jerritt Canyon mineral resources were calculated by Karl Swanson, Mining Engineer Consultant, under the supervision of Todd Johnson, Vice President of Exploration for YNG. These individuals are Qualified Persons as defined by NI 43-101. YNG is preparing an amended NI 43-101 Technical Report which will include these new resource results that will be separated by open pit and underground mining methods; the details of this recent resource review will be included in this report. It is anticipated that this full amended NI 43-101 Technical Report will be available and released on January 6, 2012. Mr. Johnson supervised the preparation of the technical information, has reviewed and approved the contents of this new release, and is the Qualified Person for this news release.

The mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The resources were classified according to: geological confidence, number of drill holes, number of drill hole samples and a specific search distance.

The January 1, 2011 Reserves have remained the same as reported in the June 28, 2011 NI 43-101 Technical Report. The January 1, 2011 reserves have changed in tons and grade and classification category but contain an overall similar contained ounce total (Proven + Probable reserves = 717.0 koz) to that reported in the previous NI 43-101 Technical Report by SRK (2008). The January 1, 2011 Reserves include Proven reserves of 1,406.1 ktons averaging 0.193 opt Au containing 270.9koz, and probable reserves of 2,959.7 ktons averaging 0.151 opt Au containing 446.0 koz.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing, and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company’s existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Note to U.S. Investors Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under NI 43-101. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred mineral inventory resource exists or is economically or legally mineable.